FUTURE FORWARD

2024 INTEGRATED ANNUAL REPORT

EXECUTIVE SUMMARY

The Clorox Company



FY24 BY THE NUMBERS

$7.1B
net sales

100+
markets

~8,000
employees

~25
country/territory
operations

60%
portfolio
has superior
consumer
value*

*as measured by our
consumer value metric

This document is an abbreviated version of The Clorox Company's FY24 Integrated Annual Report. Please see the full report (thecloroxcompany.com/annualreport) for comprehensive updates, detailed endnotes related to our disclosures (pages 53–54) and our assurance letter (pages 33–37). Visit our ESG Data Hub at https://clorox.metrio.net to view progress over time.





Through our IGNITE-led transformation, we are building a stronger, more resilient company for the FUTURE.

Our long-term investments and successful execution continue to create stakeholder value and deliver on our purpose to champion people to be well and thrive — every single day.

DEAR STAKEHOLDER,

We entered fiscal year 2024 with strong momentum but soon faced both expected and unexpected complexity as we navigated a challenging macroeconomic environment, a more pressured consumer and the aftermath of our August 2023 cyberattack.

Thanks to the team's steadfast execution, we quickly restored operations, fully rebuilt supply and distribution, and recovered the vast majority of the market share we lost from the cyberattack. This strong recovery reflects the superior value of our brands, supported by consistent investments through both good and challenging times.

In the face of these hurdles, we continued to deliver on our commitment to rebuild margin, expanding gross margin by another 360 basis points, and are on track to return to pre-pandemic gross margins in fiscal year 2025. We also achieved another year of double-digit adjusted earnings per share growth while investing strongly in our brands.

While there is still more work to do, we are now in a position of operational strength as we continue to execute our transformation and focus on delivering superior consumer experiences that win in the market.

RELENTLESS EXECUTION OF OUR IGNITE STRATEGY

Our IGNITE strategy continues to serve us well — guiding us through the uncertainties of today while shaping the Clorox of tomorrow. We have been relentlessly focused on executing this strategy and made progress against our long-term goals, including:

- **Fuel Growth:** We delivered on our hallmark cost-savings program and made strong progress on our commitment to rebuild margins to pre-pandemic levels, supported by our new integrated, holistic margin management toolbox, which enhances our ability to fuel growth.
- **Innovate Experiences:** Innovation is the foundation for success, and we are leveraging data, technology and artificial intelligence (AI) in new ways to accelerate our innovation pipeline. Building off existing product platforms, we launched innovation across our major brands. We also achieved our 2025 goal of knowing 100 million consumers, allowing us to deliver more personalized experiences and deepen engagement to deliver stronger marketing return on investment and support our value superiority ratings.
- **Reimagine Work:** We successfully completed implementation of our streamlined operating model, helping us become more consumer obsessed, faster and leaner, and deliver expected ongoing cost savings of about $100 million annually. We also completed the first wave of our new enterprise resource planning (ERP) system implementation in Canada and Global Finance. This work will enable a more strategic, integrated environment across supply chain, finance and our business units, improving our agility and ability to grow and operate more efficiently. Our new ERP, along with catalysts such as our integrated business planning tool, is a key part of our five-year program to invest in technologies and processes to accelerate our digital transformation.
- **Evolve Portfolio:** We're evolving our portfolio to strengthen our core, exemplified by the divestiture of our Argentina business. This reflects our commitment to reduce volatility and accelerate sales growth as well as structurally improve our margin in service of driving more consistent and profitable growth over time.

PURPOSE-DRIVEN GROWTH

Our purpose — to champion people to be well and thrive every single day — guides everything we do. This starts with our teammates, who are critical to Clorox's success. Ensuring teammates are compensated fairly, regardless of race, ethnicity or gender, is central to creating an equitable work environment, and we again achieved our pay equity goal. As part of our unwavering commitment to safety, we further advanced our already world-class safety performance by improving the recordable incident rate in our manufacturing facilities by 14.5% to 0.47, which is significantly better than the industry average.

We continue to embed our principles of inclusion, diversity, equity and allyship, what we call IDEA, across our business to create more inclusive brands, performance and talent programs, and global development and leadership training. In support of our IDEA aspirations, we have rolled out actionable, enterprise-wide allyship programs so every teammate can play a role in shaping this culture. Additionally, we continued to increase our spend with diverse suppliers. Creating a workplace where people can be their best selves deepens consumer empathy, stimulates innovation, helps make Clorox a stronger company and accelerates our IGNITE journey.

Fully integrating environmental, social and governance (ESG) goals into our strategy is fundamental to how we drive growth, mitigate risk and create positive value for our brands. We remain committed to being in the top third of ESG industry leaders and continue to support our goals for scopes 1 and 2 emissions reductions and 100% renewable electricity in the U.S. and Canada. More than half of our facilities and almost 80% of our plants have attained zero-waste-to-landfill status, and this year we added two more manufacturing sites to the list, both in Saudi Arabia. We also continued delivering on our commitment to reduce the chemical footprint of our domestic cleaning portfolio. We are proud to be recognized, once again, as a U.S. Environmental Protection Agency Safer Choice Partner of the Year and by Barron's as the most sustainable company in the U.S. for a second consecutive year.

ACCELERATING GROWTH AND TRANSFORMATION FOR OUR FUTURE

Looking ahead, we see an environment where consumers continue to seek value and superior experiences amid ongoing uncertainty in the world around them.

We created our IGNITE strategy to meet those needs. That's why we're focused on delivering superior value through brands that consumers love and trust. We are innovating with clear intent. We are creating a more consumer-obsessed, faster and leaner organization. And we are reinvesting in our business to accelerate growth and transform for the future.

We have been purposeful and balanced in our actions, leaning on IGNITE to execute through every challenge. Led by our values of doing the right thing, putting people at the center and playing to win, we are taking the right steps to navigate the near term and stay true to our goal of being a stronger and more resilient company — one poised to deliver more consistent, profitable growth and enhance long-term shareholder value.

I would like to thank my Clorox teammates for their contributions and dedication to our business throughout the year, and for their courage and commitment to the road ahead.

Thank you for your continued support and interest in Clorox.



Linda Rendle
Chair and Chief Executive Officer



Led by our values of doing the right thing, putting people at the center and playing to win, we are taking the right steps to navigate the near term and stay true to our goal of being a stronger and more resilient company."

COMPANY PURPOSE & STRATEGY

PURPOSE

We champion people to be well and thrive every single day.

VISION

Exceptional innovators who earn people's enduring loyalty.

OBJECTIVE

Deliver purpose-driven growth.



IDEA • ELEVATE • OP MODEL
INNOVATE EXPERIENCES
EVOLVE PORTFOLIO
FUEL GROWTH
REIMAGINE WORK
ESG



KINGSFORD
HIGH HEAT
BRIQUETS
CLOROX
SCENTIVA
DISINFECTING MIST
KILLS 99.9% OF VIRUSES & BACTERIA
Fraganzia
Multi-Purpose Cleaner
Hidden Valley
Ranch
CHEEZ-IT
GLAD
ForceFlex
Gain
febreze
CLOROX
ecoclean
All-Purpose Cleaner

IGNITE

Integrated strategic choices

FUEL GROWTH

Widen the funnel on how we deliver cost savings, leveraging technology and sustainability to generate fuel for growth.

INNOVATE EXPERIENCES

Turn data into insights to build purpose-driven, personalized brands and deliver bigger, stickier innovation platforms while enhancing consumer shopping experiences — allowing us to better serve people.

REIMAGINE WORK

Galvanize our people with a bolder, more inclusive workplace in which we simplify our operations and use technology to be more consumer obsessed, faster and leaner than ever before.

EVOLVE THE PORTFOLIO

Broaden our playing field in and around our core business, emphasizing consumer megatrends, including sustainability, and continue to lean into enhanced wellness.

INTEGRATED ESG APPROACH

HEALTHY LIVES

Improving people's health and well-being.

CLEAN WORLD

Taking climate action and reducing plastic and other waste.

THRIVING COMMUNITIES

Investing in our people and communities to contribute to a more equitable world.

Strong Governance

Enhancing our leadership in ESG through an unwavering commitment to strong corporate governance, overseen by the board of directors.


10 DAY ODOR CONTROL GUARANTEED
Fresh Step
febreze freshness
Gain scent
CLUMPING
14 LB
2X CONCENTRATED FORMULA
Pine-Sol
Refreshing Clean
Elimina el 99.9% de Virus y Bacterias
poett
frescura de lavanda
CLOROX
Limpieza efectiva y fácil
BURT'S BEES

TRANSFORMING CLOROX TO
FUEL GROWTH

We are leveraging the power of technology, our new streamlined operating model and the benefits of our signature cost-savings program and margin management to transform Clorox and accelerate growth.



FY24 HIGHLIGHTS

- Delivered gross margin improvement for the seventh consecutive quarter thanks to a more integrated, **holistic margin management toolbox**. Using data, technology and a new operating model allows us to see our business more end-to-end and make faster and better decisions.

- Continued to deliver on our **hallmark cost-savings program,** executing strategic pricing in International while maintaining superior value and double-digit adjusted earnings per share growth. We are well on our way to returning to pre-pandemic margins and growing from there.

- Continued to **deliver on our 2030 science-based target** for scopes 1 and 2 greenhouse gas emission reductions with **100% renewable electricity in the U.S. and Canada,** with two virtual power purchase agreements as an integral part of that commitment, supporting the expansion of renewable energy infrastructure in the U.S.

- **Achieved zero-waste-to-landfill, or ZWtL, status in two plants** in Dammam and Jeddah in the Kingdom of Saudi Arabia, supporting enterprise resource conservation efforts and our goal to achieve ZWtL status in 100% of our plants by 2025.



Clorox's investments in new technology have been a game-changer. We're boosting our efficiency, reducing downtime and meeting growing demands with greater precision and speed."

Donn Lato
Solution Architect, Enterprise Data and Technology


Be well & thrive

ACCELERATING OUR BUSINESS

In today's ever-evolving market, functional dexterity and consumer obsession are paramount. As part of Clorox's IGNITE journey, we are making transformative changes to our structure, capabilities and the way we invest in our business to create a stronger and more resilient company for the future.

To answer this call for growth, we introduced a new integrated business planning set of capabilities, including a new organizational design, processes, tools and data infrastructure. This new tool is powered by AI that will spark new approaches to demand and supply planning. Linked to an automated data fabric that reduces manual data capture and provides what-if scenario analysis, the tool integrates with financial and commercial planning for collaborative insights and orchestrated navigation through uncertain markets.

This holistic integration of planning helps to synchronize sales, finance, marketing and supply chain teams with unified and enhanced forecasting, while ensuring that our strategies are cohesive, adaptable and aligned toward shared goals. This enables better market execution, benefiting Clorox, our supply and channel partners, and ultimately consumers. We've piloted the new tool and processes within select business units and expect to scale the model across most of our portfolio in the coming year.

DELIVERING MORE VALUE IN EACH DROP

When tasked with finding a simple solution to meet our consumers' evolving expectations for a superior cleaning option that saves them both time and space, our Pine-Sol team delivered a reformulated and more concentrated line of Multi-Surface Cleaners.

Strategic price pack architecture enabled us to optimize product size variations while improving margins, growing category share and continuing to deliver more value to our customers and end consumers. With more cleaning power packed into every ounce, the new offerings use less packaging and last twice as long, making it easier for consumers to do more with less waste while still killing 99.9% of germs* — even when diluted.


2X
Pine-Sol
NOW 2X MORE CONCENTRATED
Pine-Sol
Multi-Surface Cleaner
CLEANS 5X BETTER

This innovation also reduces the amount of water we're shipping per dose, with the goal of reducing our shipping footprint. These Pine-Sol bottles are made with a minimum of 50% post-consumer recycled plastic, contributing to our ESG goal of 50% combined reduction in virgin plastic and fiber packaging by 2030 and giving new life to materials that may otherwise contribute to landfill waste.

This year's launch of the new Multi-Surface Cleaners moves us forward in our innovation journey to adapt to the changing needs of our consumers while delivering high-quality, effective cleaning solutions.

* Pine-Sol Pine only.

DELIVERING INNOVATIVE EXPERIENCES

With a deep understanding of consumer megatrends and utilization of advanced technologies like AI and data clouds, we are driving enduring innovation across our products, supply chain and business operations.



FY24 HIGHLIGHTS

- **Achieved our 2025 goal of knowing 100M consumers,** helping us gain informed insights, deliver greater personalization to consumers and improve marketing return on investment.

- Launched **new collaborations with Walmart and Instacart** to create personalized, more frictionless and farther-reaching shopping experiences.

- **Reduced our cycle time on innovation discovery by 50%** through implementation of **AI- and generative AI-enabled Digital Core** to build bigger ideas faster.

- Introduced **innovation across seven major brands** to meet consumers' needs and support their well-being, including new products from Burt's Bees, Clorox, Glad and more.



"New technologies and deeper insights are the key to innovation at Clorox. Modern AI-powered tools are boosting our agility, enabling us to learn from consumers at scale and bring exciting new products to market faster."

Oksana Sobol
Insights Lead

GETTING TO KNOW 100 MILLION CONSUMERS



Kills 99.9% of viruses & bacteria*.
Start clean.

This year we met and surpassed our goal to know 100 million consumers, enabling better insights so we can meet consumers' needs wherever they are in their journey and whenever they're most receptive to hearing from us. To reach this milestone, we implemented a centralized cloud solution that allows us to store, enrich and activate our first-party data in a privacy-compliant manner. In powerful combination with our new digital asset management tool, the result is more personalized content and effective brand engagement across our entire portfolio of brands.

What does it look like in action? During cold and flu season, our Clorox brand adopted a new approach to authentically connecting with consumers. We leveraged data to gain a nuanced understanding of consumer needs, applying advanced AI algorithms to monitor signals across social media platforms, consumer reviews and market trends. This allowed us to gauge consumer sentiments and to identify their current and emerging needs. Then, we tailored our marketing outreach for maximum relevance and impact, with choiceful decisions about targeted digital advertising, influencer partnerships and how we place products in retail environments.

HARNESSING SUSTAINABLE INNOVATION TO TACKLE PLASTIC WASTE

Minimizing waste is top of mind as we formulate, manufacture and package our products, because delivering value to our consumers means helping them reduce the environmental impact left behind.

While we are proud of our work to reduce packaging waste, we remain realistic about the challenges, including a cyberattack which disrupted near-term plans to advance our 2030 plastic and waste reduction goals. We are taking stock of our goal progress while considering controllable as well as dynamic factors that will impact our ability to achieve them. This includes access to high-quality, post-consumer recycled plastic, limited recycling infrastructure and packaging technology, particularly for film and flexible materials that are not recyclable.

As we re-assess our goals, we continue to integrate sustainability into our business. Our business units have developed plans to enhance the sustainability of packaging for their product portfolios and have tailored sustainability targets that advance our overall enterprise goals. In recent years we also advanced the circularity of our product portfolio by introducing packaging formats across Brita, Clorox and Burt's Bees products that enable consumers to refill and reuse primary packaging.



BURT'S BEES
MICROPLASTIC-FREE
BURT'S BEES
CLOROX
SCENTIVA
DISINFECTING MIST
CLOROX
SCENTIVA
DISINFECTING MIST
CLOROX
ToiletWand
REFILLS
20 COUNT
VALUE PACK

Recognizing that progress does not happen in a vacuum, our company continues to collaborate and advance solutions with industry groups, including the Association of Plastic Recyclers, CDP, Ellen MacArthur Foundation's New Plastics Economy, rePurpose Global and the U.S. Plastics Pact. We also support Extended Producer Responsibility (EPR), which is critical for advancing waste management globally. We are doing our part to advocate in favor and support EPR through our participation in AMERIPEN, Circular Action Alliance and the Consumer Brands Association.

FY24
INNOVATION HIGHLIGHTS



Innovation with environmental sustainability attributes



International







BRITA
Refillable Filter

BritaPlus
BRITA

- **Brita Refillable System**
  Pitcher, Starter Kit, Filter Refills
- **Brita Plus Filter**





BURT'S BEES
shea
+ mango
BURT'S BEES
shea + mango

- **Burt's Bees Lip Sleeping Mask**
  Lavender Vanilla, Moonlight Orchard
- **Burt's Bees Shea + Mango Collection**
  Luxurious Hand & Body Butter
  Glowing Body Oil
- **Burt's Bees SPF 30 Lip Balm**
  Beaches and Cream, Tropic Like It's Hot, Coco Loco
- **Burt's Bees Cold Sore Healing Patch**
- **Burt's Bees Herbal Blemish Patch**
- **Burt's Bees Booster Serums**
  Hydrating, Brightening, Antioxidant, Firming
- **Burt's Bees Fermented Honey Cleansers**
  Facial Cleansing Balm
  Gel Cleanser



















CLOROX
Foaming
Toilet Bomb
TOILET BOWL CLEANER
CLOROX
SCENTIVA
BATHROOM
TOILET CLEANING GEL
SCENTIVA
DISINFECTING MIST

- **Clorox Foaming Toilet Bomb Toilet Bowl Cleaner**
  Fresh Scent, Lavender Clean
- **Clorox Scentiva Disinfecting Mist**
  Grapefruit & Orange Blossom, Coconut & Waterlily
- **Clorox Scentiva Toilet Bowl Cleaning Gel**
  Lavender & Jasmine, Coconut & Waterlily



BURT'S BEES
cold sore
healing patch
BURT'S BEES
herbal
blemish patch
BURT'S BEES
fermented
honey
gel cleanser
BURT'S BEES



- Pine-Sol Concentrated Multi-Surface Cleaners
  U.S. Retail: Original Pine, Lavender Clean, Lemon Fresh, Refreshing Clean
  Professional: Original Pine, Lavender Clean, Lemon Fresh, Sparkling Wave
- CloroxPro Clorox Fraganzia Multi-Purpose Cleaners
  Spring Scent, Lavender Meadows Scent, Citrus Blossom Scent



Pine-Sol
Pine-Sol
NOW 2X MORE CONCENTRATED
Pine-Sol
Multi-Surface Cleaner
Fraganzia
Multi-Purpose Cleaner

Ranch
CHICKEN
SWEET & SAVORY
SECRET SAUCE
GREEN GODDESS RANCH
HOTTEST
Ranch
NASHVILLE HOT RANCH
20 FL OZ
PARMESAN RANCH
16 FL OZ
Hidden Valley
Ranch
Recipes
LEMON PEPPER RANCH

- Hidden Valley Ranch — New Ranch Flavors
  Cheezy, Garlic, Creamy Jalapeno, Spicy Hot Honey, Sizzlin' Nashville Hot, Green Goddess, Parmesan
- Hidden Valley The Original Ranch Chicken Secret Sauce
- Hidden Valley Ranch Lemon Pepper Ranch Premium Recipe Mix

- Glad ForceFlex MaxStrength Kitchen Trash Bags
  Bahama Bliss
- Glad ForceFlex Kitchen Trash Bags
  Gain Lemon Zest
- Glad Made Using 50% Recycled Plastic Trash Bags
- Glad Press n' Seal Multipurpose Sealing Wrap
  New Smaller Size
- Glad Elastic Fresh Cover







GLAD
20
GLAD
PRESS'N SEAL
GLAD
ForceFlex
Gain
40
NEW
GLAD
MADE USING RECYCLED PLASTIC
WHITE
SMALL
25 L
44 BAGS
50

CALM
NATURAL VITALITY
FOCUS
MEMORY & COGNITION
CALM
SLEEP
GUMMIES
Magnesium
60 GUMMIES
RenewLife
men's care probiotic
RenewLife
men's care probiotic

- Natural Vitality FOCUS Memory & Cognition Capsules
- Natural Vitality SLEEP Gummies
- Renew Life Men's Care Probiotic Capsules

REIMAGINING
HOW WE WORK

We're fostering bolder ways of working that simplify operations and leverage technology to empower today's workforce, all while building on our strong foundation of inclusion and diversity to attract future generations of talent.



FY24 HIGHLIGHTS

- Completed implementation of our **streamlined operating model,** leading to approximately $100M in expected ongoing cost savings annually, margin improvements, new capabilities and the ability to further invest in business growth.

- Recorded a **teammate engagement score of 82%,** which reflects continued pride in Clorox as a great place to work. This achievement is above the 50th percentile for both Fortune 500 and industry benchmarks.

- Continued to advance our work with suppliers who reflect the increasingly diverse consumers of our products, spending **$202.8M with diverse suppliers in fiscal year 2024** — increasing by $1.5M from fiscal year 2023.

- **Achieved pay equity** for nonproduction teammates for gender globally and race and ethnicity in the U.S.*

- Improved our **recordable incident rate by 14.5% to 0.47,** which is significantly lower than the average for goods-producing manufacturing companies, through enhanced teammate involvement and incident management protocols.

* There are no statistically significant differences (at a confidence level of 95%) in pay by gender globally and race/ethnicity in the U.S., accounting for relevant factors such as grade level, location and experience.



"*I see the tremendous passion and commitment to keep each other safe — not only through best practices, but also through our culture. Making thoughtful decisions every minute of every shift is what sets Clorox apart.*"

Lalo Calvo
Fairfield Process Department Associate

ELEVATED RESOURCE PLANNING

Fiscal year 2024 marked the third year of a more than $500 million investment in technologies and processes to accelerate digital transformation across the company over a five-year period. This element of our IGNITE strategy continues to drive new capabilities and improve ways of working across Clorox.

This year we began deploying our highly anticipated enterprise resource planning, or ERP, tool to unlock the potential of a true data-driven culture. The new ERP will modernize the backbone of our supply chain and finance capabilities by shifting them to a more integrated environment. Data that was previously fragmented across systems, geographies, functions and business units will now be centralized, offering immediate transparency and more strategic decision-making. We successfully completed the first wave of our new ERP implementation in Canada and Global Finance and are poised to launch in the U.S. in fiscal year 2026, further improving our agility and ability to grow and operate more efficiently over the long term.



EMPOWERING TEAMMATES TO THRIVE

An engaged and motivated workforce is essential to Clorox's success, which is why we continue to invest in our teammates' personal and professional well-being. This year we launched a new technical upskilling curriculum called Brand & Marketing University, which offers a blended learning approach and end-to-end training to develop the expertise of core functional teams.

We are deeply committed to offering competitive and inclusive benefits that support the total well-being of our employees globally. We understand that a healthy workforce is a productive workforce, and as part of our dedication to this principle, we have continued to enhance the utilization of preventive screenings within our U.S. population. Our initiatives include comprehensive education on the importance of early detection and streamlined access to various health screenings. These efforts have yielded impressive results, with a notable increase in our screening utilization rate that surpasses our industry benchmark. By prioritizing preventive care, we are not only fostering a healthier work environment but also empowering our employees to take proactive steps toward their long-term health.





MORE CONSUMER OBSESSED, FASTER AND LEANER

This year marked the full implementation of our streamlined operating model. We've put our brands closer to the end consumer and are enabling our businesses to make faster decisions with a more consumer-obsessed mindset. We are also further embedding ESG into our business-unit operations and modernizing our capabilities to yield better business outcomes.

We have taken steps to integrate end-to-end across business functions, remove layers for more agile decision-making and centralize many capabilities that can be dynamically deployed into our business units. This is boosting effectiveness and efficiency while enabling our business units to more deeply focus on our consumers and more quickly deliver on our business objectives. These strategic capabilities are essential to becoming a faster, leaner and higher-growth company for the future.

IDEA

Building a diverse workplace where every person can feel respected, valued and fully able to participate in our Clorox community in the years ahead means paving pathways for inclusion, diversity, equity and allyship — what we like to call IDEA.



PUTTING ALLYSHIP INTO ACTION

Allyship is a core part of our IDEA journey, providing an actionable framework for teammates to better understand their role in creating a more inclusive workplace in which teammates can do their best work and help meet the diverse needs of the consumers we serve globally. We focus on four behaviors teammates can use to put allyship into practice: Be Curious, Seek to Understand, Show Empathy and Act Courageously.

Through enterprise-wide programming — including our annual IDEAcon event — business unit and functional integration and training, we're taking steps to ensure each teammate can play an active role in shaping a culture of allyship.

Our 13 employee resource groups are critical to how we bring allyship into our everyday lives. By celebrating our diverse culture, nurturing professional development and giving back to communities through volunteering, these internal networks extend IDEA's impact to all teammates and empower everyone to reach beyond their own lived experiences.

DIVERSE REPRESENTATION*

LEADERSHIP & GOVERNANCE



25%

PEOPLE OF COLOR
BOARD MEMBERS
(vs. 25% Fortune 500
average in 2023)**



50%

WOMEN
BOARD MEMBERS
(vs. 32% Fortune 500
average in 2023)**



15%

PEOPLE OF COLOR
CLOROX EXECUTIVE
COMMITTEE MEMBERS



54%

WOMEN
CLOROX EXECUTIVE
COMMITTEE MEMBERS

ACROSS THE COMPANY

People of Color | U.S.

42% total employees (2,526)
24% senior executives (5)
35% managers (599)
51% other nonproduction employees (512)
44% production employees (1,409)

Women | Global

36% total employees (2,903)
48% senior executives (11)
50% managers (1,147)
57% other nonproduction employees (974)
19% production employees (771)

* As of June 30, 2024.
** "US Public Company Board Diversity in 2023: How Corporate Director Diversity Can Contribute to Board Effectiveness," Harvard Law School Forum on Corporate Governance (November 2023).

SOCIAL IMPACT

We're committed to advancing wellness in our communities around the world with the shared ambition of creating a more equitable and sustainable future.



CLOROX IN THE COMMUNITY

Whether we're contributing to important causes through our workplace giving program, volunteering for local nonprofit organizations or providing products that aid recovery efforts after natural disasters, our teammates play a pivotal role in bringing positive change and creating lasting social impact.

Here are just a few ways this came to life in the last year:



Volunteered with local community improvement causes, including Pleasanton and Oakland, CA; Chicago, IL; Atlanta, GA; Durham, NC, and many more.



Participated in a 5K race in service of The Voices of Rhaiza Vélez Plumey in Puerto Rico, which raises funds to support regional education about cervical cancer.



Celebrated 10th anniversary ride with Bike MS to raise funds that support life-changing breakthroughs for those affected by multiple sclerosis.



Packed food donations to provide more than 62,000 meals for our communities in partnership with food banks, rescue missions and other nonprofit organizations across the U.S.

SOCIAL IMPACT HIGHLIGHTS*

$43.3M U.S. corporate product donations

50% participation in employee giving campaign

$0.5M U.S. cause marketing

73,000 employee volunteer hours (or $2.4M) in CY23

$5.3M foundation & corporate community cash grants

3,950 nonprofit beneficiaries

* As of June 30, 2024, unless stated otherwise.

PARTNERSHIPS FORGED IN PURPOSE

Clorox's success relies on a broad spectrum of partners, including those that distribute and sell our products, as well as those that supply the ingredients and packaging to produce them. That's why we strive to work with partners that share our values. This year, we embedded more robust environmental and social sustainability criteria into our supplier relationship management practices, scorecards and contracts with priority suppliers to further support adherence to the principles set forth in our Business Partner Code of Conduct.

We also continued our collaboration to advance social and environmental impact in our supply chain with organizations like Action for Sustainable Derivatives, AIM-Progress, Earthworm Foundation, Global Shea Alliance, Responsible Mica Initiative and Sustainable Coconut Partnership, among other nongovernmental organizations and strategic partners.



UNLOCKING VALUE BY
EVOLVING THE PORTFOLIO

We continue delivering superior value across our family of brands by optimizing our business for growth and profitability while leaning into megatrends to deliver new and innovative products that meet the needs of our modern consumers.



FY24 HIGHLIGHTS

- **60% of our portfolio, including all strategic brands, achieved superior brand value*,** a testament to our strong, trusted brands and the benefit they deliver to the consumer.

- Optimized our portfolio for driving growth and profitability, while reducing volatility, by **divesting our Argentina business.**

- Continued delivering on our commitment to reduce the chemical footprint of our domestic cleaning portfolio by **achieving and exceeding our goal to improve the Chemical Footprint Project score** for our domestic cleaning portfolio 35% by 2025 with the long-term goal of improving 50% by 2030.

- Recognized once again as a **U.S. EPA Safer Choice Partner of the Year,** which reflects our efforts to meet rising consumer interest in wellness by delivering products with ingredients that are safer for communities and the environment.

* As measured by our consumer value metric.



> "Clorox teammates are dreamers and agents of change, all with the common goal of defining the difference that we can make for consumers and our businesses. Rather than waiting for something to happen, we take the reins. And that's an organization that's incredibly fun to be a part of."

Yating Wong
Senior Director, Business Administration



EVERYTHING IS BETTER WITH RANCH

We strive to be exceptional trailblazers who win people's enduring loyalty with our creativity, experimentation and ability to offer groundbreaking products that meet growing consumer fascination with unique flavor combinations and novelty products. With the ascension of Hidden Valley Ranch as one of the most popular condiments in America, the brand continues to surprise and delight with new ways to make favorite foods even better:

Burt's Bees x Hidden Valley Ranch Dippers Lip Balm 4-Pack* A cross-portfolio venture into personal care with fellow Clorox brand Burt's Bees.

Hidden Valley Cheezy Ranch & Cheez-It Hidden Valley Ranch Crackers A cross-aisle combination inspiration that takes flavor-pairing prowess to new, savory heights.

Hidden Valley Ranch Chili Crunch* A bold and versatile collaboration with Top Chef winner Stephanie Izard's brand, This Little Goat.

Hidden Valley Ranch x Hidden Valley Ranch* A playful and attention-grabbing packaging innovation with double the herbs, spices and flavor.

Hidden Valley Ranch Gourmet Popcorn* A zesty combo that brings comfort of at-home snacking to AMC big screens.

* Limited time offer.







SAFER WATER, STRONGER BUSINESS

As a leader in at-home water filtration products for more than 30 years, Brita is committed to providing more equitable access to great tasting, filtered water. That's why Brita is partnering with cities in need of a lead-filtering product solution for their residents, some of whom are in danger of potential lead exposure from aging water service lines.

By working with cities to supply the lead-reducing Brita Elite filters to impacted communities, Brita is ensuring families aren't forced to turn to more expensive and wasteful alternatives like single-use plastic bottles while critical, long-term infrastructure projects are underway. With more than 180 partnerships across the U.S., Brita and its lead-reducing Elite filters are helping to provide a cost-effective solution to a growing crisis, while welcoming new households into the Brita family.

FINANCIAL PERFORMANCE

NET SALES
($ millions)



FY22	FY23	FY24
$7,107	$7,389	$7,093

NET SALES GROWTH
(vs. year ago)



FY22	FY23	FY24
-3%	4%	-4%

ADJUSTED EBIT MARGIN[1]
(as a % of net sales)
(non-GAAP)



FY22	FY23	FY24
10.8%	12.4%	14.7%

ECONOMIC PROFIT[2]
($ millions)(non-GAAP)



FY22	FY23	FY24
$282	$397	$573

ADJUSTED EPS[3]
(non-GAAP)



FY22	FY23	FY24
$4.10	$5.09	$6.17

FREE CASH FLOW[4]
(% of net sales)(non-GAAP)



FY22	FY23	FY24
7.5%	12.6%	6.8%

SALES BY SEGMENT



INTERNATIONAL: 16%

Clorox
Glad
Poett
Brita
Burt's Bees
Pine-Sol
Ever Clean
Clorinda
Chux
Fresh Step

CORPORATE AND OTHER: 3%

Vitamins, Minerals and Supplements
Rainbow Light
Natural Vitality
NeoCell
RenewLife

LIFESTYLE: 18%

Food Products
Hidden Valley

Water Filtration
Brita

Natural Personal Care
Burt's Bees

HOUSEHOLD: 28%

Bags and Wraps
Glad

Grilling
Kingsford

Cat Litter
Fresh Step
Scoop Away
Ever Clean

HEALTH AND WELLNESS: 35%

Cleaning
Clorox
Clorox 2
Pine-Sol
Scentiva
Tilex
Liquid-Plumr
Formula 409

Professional Products
Clorox Healthcare
CloroxPro

IGNITE FINANCIAL PROGRESS

	ANNUAL GOALS	IGNITE PROGRESS*
Sales Growth	+3 to 5%	2.7% (5-year compound annual growth rate)
Adjusted EBIT Margin Improvement	+25 to 50 Basis Points	-65 basis point (5-year average)[1]
Free Cash Flow % of Sales	11 to 13%	12% (5-year average)[2]

* As of June 30, 2024.

[1] Adjusted EBIT (a non-GAAP measure) represents earnings (losses) before income taxes (a GAAP measure), excluding interest income, interest expense and other significant items that are nonrecurring or unusual (such as the pension settlement charge, incremental costs, net of insurance recoveries, related to the cyberattack, asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions / divestitures and other nonrecurring or unusual items). Adjusted EBIT margin is the ratio of adjusted EBIT to net sales. The five-year average adjusted EBIT margin growth/decrease is calculated as the sum of the growth/ decrease in adjusted EBIT margin between each of fiscal years 2019 and 2020, 2020 and 2021, 2021 and 2022, 2022 and 2023 and 2023 and 2024 divided by five.

[2] Free cash flow (a non-GAAP measure) represents net cash provided by operations less capital expenditures. The five-year average free cash flow is calculated as the average free cash flow as a percentage of net sales for fiscal years 2024, 2023, 2022, 2021 and 2020.

FINANCIAL FOOTNOTES

See footnotes below for descriptions of these not generally accepted accounting principles, or non-GAAP, measures, how management uses them, the reasons management believes they are useful to investors and reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures; should be read in connection with the company's consolidated financial statements presented in accordance with GAAP; and may not be the same as similar measures provided by other companies due to potential differences in methods of calculation or differences in which items are incorporated into these adjustments. For additional details regarding the reconciliation of GAAP and non-GAAP financial measures below, see the company's Current Reports on Form 8-K filed with the Securities and Exchange Commission and in the Investors section of the company's website www.thecloroxcompany.com.

[1]SUPPLEMENTAL UNAUDITED RECONCILIATION OF EARNINGS BEFORE INCOME TAXES TO EBIT[i,iii] AND ADJUSTED EBIT[ii,iii]

Dollars in millions and percentages based on rounded numbers	FY24	FY23	FY22
Earnings before income taxes	$ 398	$ 238	$ 607
Interest income	(23)	(16)	(5)
Interest expense	90	90	106
EBIT[i,iii]	$ 465	$ 312	$ 708
EBIT margin[i,iii]	6.6%	4.2%	10.0%
Loss on divestiture[iv]	240	—	—
Pension settlement charge[v]	171	—	—
Cyberattack costs, net of insurance recoveries[vi]	29	—	—
VMS impairment[vii]	—	445	—
Streamlined operating model[viii]	32	60	—
Digital capabilities and productivity enhancements investment[ix]	108	100	61
Adjusted EBIT — non-GAAP[ii,iii]	$ 1,045	$ 917	$ 769
Adjusted EBIT margin[ii,iii]	14.7%	12.4%	10.8%
Net sales	$ 7,093	$ 7,389	$ 7,107

[i] EBIT (a non-GAAP measure) represents earnings before income taxes (a GAAP measure), excluding interest income and interest expense, as reported above. EBIT margin is the ratio of EBIT to net sales.

[ii] Adjusted EBIT (a non-GAAP measure) represents earnings before income taxes (a GAAP measure), excluding interest income, interest expense and other significant items that are nonrecurring or unusual (such as the pension settlement charge, incremental costs, net of insurance recoveries, related to the cyberattack, asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions / divestitures and other nonrecurring or unusual items as reported above). Adjusted EBIT margin is the ratio of adjusted EBIT to net sales.

[iii] In accordance with the SEC's Regulation G, this schedule provides the definition of certain non-GAAP measures and the reconciliation to the most closely related GAAP measure. Management believes the presentation of EBIT, EBIT margin, adjusted EBIT and adjusted EBIT margin provides useful additional information to investors about trends in the company's operations and is useful for comparability of performance over time. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures. In addition, these non-GAAP financial measures may not be the same as similar measures provided by other companies due to potential differences in methods of calculation and items being excluded. They should be read in connection with the company's consolidated financial statements presented in accordance with GAAP.

[iv] Represents losses related to the divestiture of the Argentina business.

[v] Represents costs related to the settlement of the domestic qualified pension plan.

[vi] Reflects incremental costs, net of insurance recoveries, related to the cyberattack incurred during fiscal year 2024. These costs relate primarily to third-party consulting services, including IT recovery and forensic experts and other professional services incurred to investigate and remediate the attack, as well as incremental operating costs from the resulting disruption to the company's business operations.

[vii] Reflects a noncash impairment charge for goodwill and trademarks related to the Better Health Vitamins, Minerals and Supplements (VMS) business.

[viii] Reflects the restructuring and related costs, net incurred by the company for implementation of the streamlined operating model. These expenses were primarily attributable to employee-related costs and other associated costs.

[ix] Reflects the operating expenses incurred by the company related to its digital capabilities and productivity enhancements investment. The majority of these expenses relate to external consulting fees. The remaining expenses relate to internal IT project management and supporting personnel costs and other costs.

²RECONCILIATION OF ECONOMIC PROFIT (UNAUDITED)[i]

Dollars in millions	FY24	FY23	FY22
Earnings before income taxes	$ 398	$ 238	$ 607
Add back:			
Certain U.S. GAAP items[ii]	580	605	61
Interest expense	90	90	106
Earnings before income taxes, certain U.S. GAAP items and interest expense	**1,068**	**933**	**774**
Less:			
Income taxes on earnings before income taxes, certain U.S. GAAP items and interest expense[iii]	215	220	174
Adjusted after tax profit	853	713	600
Less: After tax profit attributable to noncontrolling interests	12	12	9
Adjusted after tax profit attributable to Clorox	841	701	591
Average capital employed[iv]	2,978	3,383	3,428
Less: Capital charge[v]	268	304	309
Economic profit[i] (Adjusted after tax profit attributable to Clorox less capital charge)	**$ 573**	**$ 397**	**$ 282**

[i] Economic profit (EP) is defined by the Company as earnings before income taxes, excluding certain U.S. GAAP items (such as the pension settlement charge, incremental costs, net of insurance recoveries, related to the cyberattack, asset impairments, charges related to implementation of the streamlined operating model, charges related to digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions / divestitures and other nonrecurring or unusual items impacting comparability) and interest expense; less income taxes (calculated based on the Company's effective tax rate excluding the identified U.S. GAAP items), and less after tax profit attributable to noncontrolling interests, and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the Company's management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company's management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.

[ii] Certain U.S. GAAP items include the loss on divestiture, the pension settlement charge, incremental costs, net of insurance recoveries, related to the cyberattack, incremental operating expenses related to the implementation of the Company's digital capabilities and productivity enhancements investment, restructuring and related costs related to implementation of the streamlined operating model and noncash impairment charges related to the VMS business.

[iii] The tax rate applied is the effective tax rate before the identified U.S. GAAP items and was 20.1%, 23.6% and 22.5% in fiscal years 2024, 2023, and 2022, respectively. The difference between the fiscal year 2024 effective tax rate on earnings of 26.5% is due to the tax rate impact of the FY24 divestiture of the Argentina business, the pension settlement charge, incremental operating expenses recorded related to the implementation of the Company's digital capabilities and productivity enhancements investment, incremental cyberattack costs, net of insurance recoveries, and costs related to the streamlined operating model of (8.6)%, 0.9%, 0.9%, 0.2%, and 0.2%, respectively.

The difference between the fiscal year 2023 effective tax rate on earnings of 32.4% is due to the tax rate impact of the FY23 VMS impairment and incremental operating expenses recorded related to the implementation of the Company's digital capabilities and productivity enhancements investment of (8.9)% and 0.1%, respectively. The difference between the fiscal year 2022 effective tax rate on earnings of 22.4% is due to the tax rate impact of the incremental operating expenses recorded related to the implementation of the Company's digital capabilities and productivity enhancements investment of 0.1%.

[iv] Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax U.S. GAAP items, as applicable, and deduct the current year after tax noncash, nonrecurring gain. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation.

[v] Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.

Dollars in millions	FY24	FY23	FY22
Total assets	$ 5,751	$ 5,945	$ 6,158
Less:			
Accounts payable and accrued liabilities[vi]	1,473	1,650	1,463
Current operating lease liabilities	84	87	78
Income taxes payable	—	121	—
Long-term operating lease liabilities	334	310	314
Other liabilities[vi]	827	804	778
Deferred income taxes	22	28	66
Non-interest bearing liabilities	2,740	3,000	2,699
Total capital employed[iv]	**3,011**	**2,945**	**3,459**
After tax certain U.S. GAAP items[ii]	—	362	—
Adjusted capital employed[iv]	**3,011**	**3,307**	**3,459**
Average capital employed	**$ 2,978**	**$ 3,383**	**$ 3,428**

[vi] Accounts payable and accrued liabilities and Other liabilities are adjusted to exclude interest-bearing liabilities.



³SUPPLEMENTAL UNAUDITED RECONCILIATION OF ADJUSTED EARNINGS PER SHARE[VII, VIII]

Dollars in millions except per share data	FY24	FY23	% Change
As reported (GAAP)	$ 2.25	$ 1.20	88%
Loss on divestiture[i]	1.85	—	
Pension settlement charge[ii]	1.04	—	
Cyberattack costs, net of insurance recoveries[iii]	0.17	—	
VMS impairment[iv]	—	2.91	
Streamlined operating model[v]	0.20	0.37	
Digital capabilities and productivity enhancements investment[vi]	0.66	0.61	
As adjusted (Non-GAAP)[vii,viii]	$ 6.17	$ 5.09	21%

i   During the year ended Jun. 30, 2024, the company incurred approximately $240 ($231 after tax) of costs related to the divestiture of the Argentina business.

ii During the year ended Jun. 30, 2024, the company incurred approximately $171 ($130 after tax) of costs related to the settlement of the domestic qualified pension plan.

iii During the year ended Jun. 30, 2024, the company incurred approximately $29 ($22 after tax) of costs related to the cyberattack, net of insurance recoveries. These costs relate primarily to third-party consulting services, including IT recovery and forensic experts and other professional services incurred to investigate and remediate the attack, as well as incremental operating costs from the resulting disruption to the company's business operations.

iv During the year ended Jun. 30, 2023, noncash impairment charges of goodwill and trademarks were recorded of $445 ($362 after tax) related to the VMS business.

v During the year ended Jun. 30, 2024, and Jun 30, 2023, the company incurred approximately $32 ($25 after tax) and $60 ($45 after tax), respectively, of restructuring and related costs, net for implementation of the streamlined operating model.

vi During the year ended Jun. 30, 2024, and Jun. 30, 2023, the company incurred approximately $108 ($82 after tax) and $100 ($76 after tax), respectively, of operating expenses related to its digital capabilities and productivity enhancements investment.

vii Adjusted EPS is defined as diluted earnings per share that excludes or has otherwise been adjusted for significant items that are nonrecurring or unusual. The income tax effect on non-GAAP items is calculated based upon the tax laws and statutory income tax rates applicable in the tax jurisdiction(s) of the underlying non-GAAP adjustment.

viii Adjusted EPS is supplemental information that management uses to help evaluate the company's historical and prospective financial performance on a consistent basis over time. Management believes that by adjusting for certain items affecting comparability of performance over time, such as the pension settlement charge, incremental costs, net of insurance recoveries, related to the cyberattack, asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions / divestitures and other nonrecurring or unusual items, investors and management are able to gain additional insight into the company's underlying operating performance on a consistent basis over time. However, adjusted EPS may not be the same as similar measures provided by other companies due to potential differences in methods of calculation or differences in which items are incorporated into these adjustments.

⁴RECONCILIATION OF FREE CASH FLOW

Dollars in millions and percentages based on rounded numbers	FY24	FY23	FY22
Net cash provided by operations — GAAP	$ 695	$ 1,158	$ 786
Less: Capital expenditures	212	228	251
Free cash flow — non-GAAP[i]	$ 483	$ 930	$ 535
Free cash flow as a percentage of net sales — non-GAAP[i]	6.8%	12.6%	7.5%
Net sales	$ 7,093	$ 7,389	$ 7,107

i   In accordance with the SEC's Regulation G, this schedule provides the definition of certain non-GAAP measures and the reconciliation to the most closely related GAAP measure. Management uses free cash flow and free cash flow as a percentage of net sales to help assess the cash generation ability of the business and funds available for investing activities, such as acquisitions, investing in the business to drive growth and financing activities, including debt payments, dividend payments and stock repurchases. Free cash flow does not represent cash available only for discretionary expenditures since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures. In addition, free cash flow may not be the same as similar measures provided by other companies due to potential differences in methods of calculation and items being excluded. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures and should be read in connection with the company's consolidated financial statements presented in accordance with GAAP.



COMMITMENT TO STRONG CORPORATE GOVERNANCE

Clorox's governance practices extend to transparency in our disclosures, robust risk management mechanisms, thoughtful board oversight of human capital matters and corporate culture, and proactive engagement with stakeholders.



FY24 HIGHLIGHTS

- Hosted a **global town hall with our board of directors** which allowed them to engage directly with our teammates on a number of topics, including leadership through change.

- Expanded the **scope of assurance for our ESG data** to include the baseline for our science-based target for scope 3 greenhouse gas emissions.

- Completed annual mandatory training for Clorox teammates on our **Clorox Code of Conduct,** which outlines employee and director responsibilities in legal and ethical areas, including human rights and health and safety.



"I am inspired to be part of a company that does the right thing and lives its values each and every day. We're committed to not only building a sustainable and lasting business — but also making a meaningful and positive impact on the world around us."

Gabe Martinez
Senior Director of Legal

DIVERSE AND ENGAGED BOARD

We believe our diverse and well-rounded board possesses the appropriate skills to provide meaningful oversight of the company and actively engage with the issues most important to our stakeholders. Through our continuous board succession planning and refreshment, we evaluate overall board composition in light of the company's strategic needs, legal and regulatory requirements, as well as market and corporate governance trends, among other factors.

As part of our board's oversight of human capital and culture matters, the board receives regular updates from executives on IDEA and our employee engagement survey. Additionally, this year, four of our directors, including our lead independent director Matthew J. Shattock, hosted a townhall meeting at our Oakland headquarters, which was broadcast to our teammates in other offices across the U.S. and globally. The townhall focused on the directors' experience with transformation at other organizations and allowed employees to engage directly with our board. We also have strong shareholder-friendly practices, including the right for shareholders to nominate candidates and the right to call a special meeting, assuming certain ownership thresholds and other qualifications are met.



2 of 3
people of color committee chairs*

6.1
years average board tenure*

50%
women board members*

* As of June 30, 2024.

HARNESSING AI FOR GROWTH

Clorox recognizes the transformative potential of AI, as we are exploring and rapidly adopting these evolving capabilities to drive efficiency, foster creativity and support our IGNITE strategy goals. For instance, this year we embedded AI into our innovation discovery process, generating a significant increase in concepts that delight our consumers as well as cutting development time. Team members using AI feel more effective and more efficient, with secure enterprise productivity tools that are now widely available at Clorox, enabling new ways to get work done faster. Additionally, we are starting to use customized AI capabilities that learn from our own data to make our work more consumer-obsessed, streamline the generation of personalized content and deliver predictive integrated business planning.

At the same time, we have implemented guardrails to harness the power of AI in a way that upholds our core values and protects our consumers, customers, teammates and brands. Our responsible approach to leveraging this technology is reinforced by oversight mechanisms and comprehensive cybersecurity measures to monitor deployment and promote compliance with our standards while protecting our systems and data from emerging cyber threats.



FY24
ESG PROGRESS SNAPSHOT*

PROGRESS KEY

Achieved: Met IGNITE goal

Achieved/ongoing: Previously met IGNITE goal; commitment to continue meeting same goal annually through 2030

On track: Meeting internal milestones to achieve goal

In progress: Taking action to achieve goal or set targets; however, internal milestones have not yet been met

HEALTHY LIVES

IGNITE ESG GOAL/TARGET	PERFORMANCE (metrics are global and as of June 30, 2024, unless stated otherwise)	STATUS	PROGRESS
Employee well-being: Maintain our recordable incident rate of <1.0 with a comprehensive safety management effort striving for an injury-free workplace[D1]	Achieved <1.0 RIR every year since goal was announced. In FY24, RIR was 0.47	Achieved/ongoing	
Employee well-being: Enhance health and well-being outcomes as measured by employee utilization of preventive health screenings, with an aspirational composite target of 33%[D2]	Composite score of 32% which exceeds UnitedHealthcare's CPG benchmark of 26% as of CY23	On track	
Product stewardship — Transparency: Increase sales of products with targeted certifications and product transparency affiliations for domestic cleaning product portfolio 100% by 2025 vs. 2020 baseline	66% increase in sales of products with targeted certifications and product affiliations as of CY23	In progress	
Product stewardship — Ingredient management: Improve Chemical Footprint Project survey score for our domestic cleaning portfolio 50% by 2030 with an interim target of 35% by 2025 vs. 2020 baseline[D3]	Achieved 2025 interim target to improve score by 35% as of CY23	On track	
Product stewardship — Product advocacy: Collaborate with key stakeholders to advance the science behind alternative approaches to animal testing. Our vision for our industry is to eliminate such animal testing requirements for disinfecting products by the U.S. Environmental Protection Agency and replace animal testing with non-animal alternatives	Continued our partnership with research organizations, government entities and peers to advance the acceptance of non-animal alternatives to fulfill U.S. EPA acute toxicity data requirements for antimicrobials; four of six non-animal methods are currently fully or conditionally accepted for most Clorox formulations	On track	

* Read our full annual report, available at thecloroxcompany.com/annualreport, to find additional information on our quantitative ESG metrics, including endnotes that can be viewed on pages 53-54 and our assurance letter which can be viewed on pages 33-37. Visit our ESG Data Hub at https://clorox.metrio.net to view progress over time.

CLEAN WORLD

GOAL/TARGET	PERFORMANCE (metrics as of December 31, 2023, unless stated otherwise)	STATUS	PROGRESS
50% combined reduction in virgin plastic and fiber packaging by 2030, per case of product sold vs. 2018 baseline[D4]	9% reduction (19% toward 50% goal)	In progress	
100% recyclable, reusable or compostable packaging by 2025[D5]	89% of packaging is recyclable, reusable or compostable	In progress	
Double post-consumer recycled plastic in packaging by 2030 (+50% by 2025) vs. 11% 2018 baseline	10% of plastic used in packaging is PCR	In progress	
100% global facilities zero waste to landfill by 2030 (plants by 2025)[D6]	79% of plants, 51% of facilities are ZWtL, as of FY24	In progress	Plants / Facilities
Achieve science-based targets by 2030 vs. a 2020 baseline:[D7] • 50% scopes 1 and 2 target	64% reduction in scopes 1 and 2 emissions, achieving our target	Achieved/ongoing	
• 25% scope 3 target for purchased goods and services and use of sold products Achieve net-zero emissions by 2050	13% reduction in targeted scope 3 emissions for purchased goods and services and use of sold products	In progress	
100% electricity from renewable energy in the U.S. and Canada[D8]	100%; achieved our target Committed to continue sourcing 100% renewable electricity for U.S. and Canadian operations	Achieved/ongoing	

THRIVING COMMUNITIES

IGNITE ESG GOAL/TARGET	PERFORMANCE (metrics are global and as of June 30, 2024, unless stated otherwise)	STATUS	PROGRESS
Employees: Ensure pay equity across gender globally and races/ethnicities in the U.S.[D9]	Achieved pay equity for gender globally and for race/ethnicity in the U.S. based on our annual pay equity analysis for nonproduction teammates after making salary adjustments	Achieved/ongoing	
Employees: Achieve our inclusion index goals: parity across total company, women, people of color[D11]	Commitment to continue annually measuring and publicly reporting inclusion scores for three employee groups: • Women (Global): 77% • POC (U.S.): 74% • Total Clorox (Global): 76%	Women: Achieved/ongoing POC: On track	

CLOROX
BOARD OF DIRECTORS



Linda Rendle
Chair and Chief
Executive Officer,
The Clorox Company



Matthew J. Shattock
Lead Independent Director;
former Non-Executive
Chairman, Beam Suntory Inc.



Amy Banse
Venture Partner, Mosaic
General Partnership LLC



Julia Denman
Corporate Vice President
and Head of Internal
Audit, Enterprise Risk
and Compliance,
Microsoft Corporation



Spencer C. Fleischer
Chairman,
FFL Partners LP



Esther Lee
Former Executive Vice
President and Global Chief
Marketing Officer,
MetLife Inc.



A.D. David Mackay
Former President and
Chief Executive Officer,
The Kellogg Company



Paul Parker
Former Senior Vice President,
Strategy and Corporate
Development,
Thermo Fisher Scientific Inc.



Stephanie Plaines
Former Chief Financial
Officer, JCPenney



Kathryn Tesija
Former Executive Vice
President and Chief
Merchandising and Supply
Chain Officer,
Target Corporation



Russell J. Weiner
Chief Executive Officer,
Domino's Pizza Inc.



Christopher J. Williams
Chairman,
Siebert, Williams,
Shank & Co. LLC

As of June 30, 2024.

CLOROX
EXECUTIVE COMMITTEE



Linda Rendle
Chair and Chief
Executive Officer



Nina Barton*
Executive Vice President
and Group President —
Care & Connection



Stacey Grier
Executive Vice President and
Executive Chief of Staff



Angela Hilt**
Executive Vice President
and Chief Legal Officer
and Corporate Secretary



Chris Hyder
Executive Vice President
and Group President —
Health & Hygiene



Kevin Jacobsen
Executive Vice President
and Chief Financial Officer



Kirsten Marriner
Executive Vice President
and Chief People and
Corporate Affairs Officer



Eric Reynolds
Executive Vice President
and Chief Operating and
Strategy Officer



Chau Banks
Senior Vice President
and Chief Information
and Data Officer



Shanique Bonelli-Moore
Vice President and Chief
Diversity and Social
Impact Officer



Gina Kelly
Senior Vice President and
Chief Customer Officer



Rick McDonald***
Senior Vice President and
Chief Supply Chain Officer



Michael Ott
Senior Vice President
and Chief Research &
Development Officer



Eric Schwartz
Senior Vice President and
Chief Marketing Officer

* Joined Clorox July 22, 2024.
**Assumed the role of Corporate Secretary on August 20, 2024.
*** As of June 30, 2024.

ABOUT THIS REPORT

CURRENT PRIORITIES

The Clorox Company's integrated annual report highlights our financial and ESG performance. Unless otherwise noted, fiscal year financial performance is presented in accordance with GAAP in the U.S., which include principles for determining materiality related to financial reporting. For any non-GAAP financial information, we have provided reconciliations to the most comparable GAAP measure starting on page 19. The ESG information focuses on performance related to the company's identified ESG priorities. For purposes of this reporting, prioritization is based on how much a topic influences our business success, including alignment with our corporate strategy and purpose; potential impact on our operations, consumers, business partners and other stakeholders; potential ESG impacts; and the importance of the topic to our stakeholders. Key ESG priorities may include, but are not limited to, topics that could have a significant financial impact on our company.

REVIEW OF NONFINANCIAL INFORMATION

We believe voluntary assurance strengthens our reporting process and enhances the credibility of our nonfinancial information. As in past years, we engaged a third party to review the following nonfinancial key performance indicators, selected based on their priority to Clorox: certain GHG emissions, renewable electricity consumption, energy consumption, water consumption, recordable incident rate, employee engagement, diverse representation across the company and among senior leadership, U.S. product donations and percentage of renewable electricity in the U.S. and Canada. Items that underwent assurance are indicated with an ◆ throughout the full version of our FY24 Integrated Annual Report.

THIRD-PARTY ESG FRAMEWORKS

This year's report has been developed in alignment with the Sustainability Accounting Standards Board's Household and Personal Products standard and the Task Force on Climate-related Financial Disclosures framework. We also disclose how our priority ESG initiatives support the U.N. Sustainable Development Goals.

- SASB's industry-specific standards aim to help businesses around the world identify, manage and report on the sustainability topics that matter most to their investors.

- TCFD, assumed by the International Sustainability Standard Board, develops consistent climate-related financial risks and opportunities disclosures for companies to provide information to investors and other stakeholders. The International Financial Reporting Standards Sustainability Disclosure Standards build upon the recommendations of the TCFD.

- The U.N. SDGs, adopted by all U.N. member nations, are an ambitious set of 17 interlinked global goals designed to be a "blueprint to achieve a better and more sustainable future for all" by 2030.

While Clorox used the ESG reporting frameworks outlined above for this fiscal year, we continue to evaluate the evolution of nonfinancial data disclosures.

REPORTING PERIOD AND BOUNDARY

Most data in this report covers wholly and majority owned operations for fiscal year July 1, 2023 through June 30, 2024. Data in this report for environmental sustainability — excluding ZWtL metrics — and other metrics, as noted, is for the calendar year period of January 1, 2023 through December 31, 2023.

SHAREHOLDER INFORMATION



STOCK LISTING AND NUMBER OF RECORD HOLDERS
The Clorox Company's common stock is listed on the New York Stock Exchange, identified by the symbol CLX. As of July 23, 2024, the number of record holders of Clorox's common stock was 8,435.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
Inquiries relating to shareholder records, change of ownership, change of address and the dividend reinvestment/direct stock purchase plan should be sent to:

COMPUTERSHARE
P.O. Box 43078
Providence, RI 02940-3078

Overnight correspondence should be sent to:

COMPUTERSHARE
150 Royall Street, Suite 101
Canton, MA 02021
877-373-6374 or 781-575-2726

TDD 800-952-9245 or 312-588-4110
for the hearing impaired

computershare.com/investor

SHAREHOLDER INFORMATION SERVICE
The latest company news is available at TheCloroxCompany.com.

DIVIDEND REINVESTMENT/DIRECT STOCK PURCHASE PLAN
Clorox has authorized Computershare to offer a dividend reinvestment/direct stock purchase plan. Registered shareholders can purchase additional shares. Nonshareholders may join the plan with an initial investment, lump sum or bank debit. Most fees are paid by Clorox.

For more information or plan materials, visit thecloroxcompany. com>Investors>Investor Resources>Direct Stock Purchase Plan or contact Computershare.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Clorox management, under the supervision and with the participation of the chief executive officer and chief financial officer, has assessed the effectiveness of the company's internal control over financial reporting as of June 30, 2024, and concluded that it is effective. For more information, see Item 9.A. of the company's Form 10-K for the fiscal year ended June 30, 2024.

2024 FINANCIAL INFORMATION
Full financial statements are provided in the company's 2024 proxy statements and annual report on Form 10-K. The company's proxy statements and annual report on Form 10-K for the fiscal year ended June 30, 2024, are available at TheCloroxCompany.com and through the SEC's EDGAR database.

FORWARD-LOOKING STATEMENTS
Except for historical information, matters discussed in the annual report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in the company's annual report on Form 10-K for the fiscal year ended June 30, 2024, and subsequent SEC filings for factors that could affect the company's performance and cause results to differ materially from management's expectations. The information in this report reflected management's estimates, assumptions and projections as of August 8, 2024. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.

COMPARATIVE STOCK PERFORMANCE
The graph below compares the cumulative total stockholder return of the Common Stock for the last five fiscal years with the cumulative total return of the Standard & Poor's 500 Stock Index and a composite index composed of the Standard & Poor's Household Products Index and the Standard & Poor's Housewares & Specialties Index (referred to below as the Peer Group) for a five-year period ending June 30, 2024. The composite index is weighted based on market capitalization as of the end of each quarter during each of the last five years. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
Among The Clorox Company, the S&P 500 Index and Peer Group



■ The Clorox Company ● S&P 500 ▲ Peer Group

* $100 invested on 6/30/19 in stock or index, including reinvestment of dividends. Fiscal year ending June 30.

© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

	2019	2020	2021	2022	2023	2024
The Clorox Company	100.00	147.02	123.12	99.22	115.57	102.56
S&P 500	100.00	107.51	151.36	135.29	161.80	201.54
Peer Group	100.00	111.91	125.72	132.55	140.80	157.02

The stock price performance included in this graph is not necessarily indicative of future stock price performance.



1221 Broadway, Oakland, CA 94612

TheCloroxCompany.com

